Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30, 2015	Years ended December 31,
		2014	2013	2012	2011	2010
Income (loss) from continuing operations before income taxes and accounting changes	$188	$(1,299)	$993	$645	$(10)	$(255)
Less: income attributable to noncontrolling interests before income taxes	197	262	210	270	190	199

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$(9)	$(1,561)	$783	$375	$(200)	$(454)

Fixed charges included in income (loss) from continuing operations:
Interest expense	$307	$418	$440	$422	$458	$403
Interest portion of rental expense	4	8	8	9	10	9

Subtotal	311	426	448	431	468	412
Interest credited to investment contractholders	540	737	738	775	794	841

Total fixed charges from continuing operations	$851	$1,163	$1,186	$1,206	$1,262	$1,253

Income (loss) from continuing operations available for fixed charges (including interest credited to investment contractholders)	$842	$(398)	$1,969	$1,581	$1,062	$799

Ratio of income (loss) from continuing operations available for fixed charges to fixed charges from continuing operations (including interest credited to investment contractholders)	0.99	(0.34)	1.66	1.31	0.84	0.64

Income (loss) from continuing operations available for fixed charges (excluding interest credited to investment contractholders)	$302	$(1,135)	$1,231	$806	$268	$(42)

Ratio of income (loss) from continuing operations available for fixed charges to fixed charges from continuing operations (excluding interest credited to investment contractholders)	0.97	(2.66)	2.75	1.87	0.57	(0.10)

For the nine months ended September 30, 2015, our deficiency in income from continuing operations necessary to cover fixed charges was $9 million. For the years ended December 31, 2014, 2011 and 2010, our deficiency in income from continuing operations necessary to cover fixed charges was $1,561 million, $200 million and $454 million, respectively.